FIRST AMENDMENT TO THE

TRUST FOR PROFESSIONAL MANAGERS

INVESTMENT ADVISORY AGREEMENT

with

FIREA CAPTAL INC.

THIS FIRST AMENDMENT dated effective as of the 29th day of December, 2017, to the Investment Advisory Agreement, dated as of October 30, 2015 (the “Agreement”), entered into by and between TRUST FOR PROFESSIONAL MANAGERS (the “Trust”), on behalf of the series of the Trust as indicated on Schedule A to the Agreement, as may be amended from time to time (the “Fund”), and FIREA CAPTAL INC. (hereinafter called the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to revise and replace Section 7(f) of the Agreement to clarify that any reimbursements requested by the Adviser of a reduction made by the Adviser in its management fees or payment of expenses may only be made during the three year period from the date of the management fee reduction and/or expense payment; and

WHEREAS, the Trust and the Adviser desire to amend the Agreement for the purpose of reflecting changes to (i) the name of the Adviser from “Samson Capital Advisors, LLC” to “Fiera Capital Inc.”; and (ii) the name of the Samson STRONG Nations Currency Fund to “Fiera Capital STRONG Nations Currency Fund”; and

WHEREAS, the Agreement allows for the amendment of Schedule A to the Agreement by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

Section 7(f) of the Agreement is hereby replaced and superseded by the following:

“7. INVESTMENT ADVISORY AND MANAGEMENT FEE.

(f) Any such reductions made by the Adviser in its management fees or payment of expenses which are the Fund’s obligation are subject to reimbursement by the Fund to the Adviser, if so requested by the Adviser, in any subsequent month in the three year period from the date of the management fee reduction and/or expense payment if the aggregate amount actually paid by the Fund toward the operating expenses for such month (taking into account the reimbursement) will not cause the Fund to exceed the lesser of:  (1) the expense limitation in place at the time of the management fee reduction and/or expense payment; or (2) the expense limitation in place at the time of the reimbursement. Any such reimbursement is also contingent upon the Board of Trustees’ quarterly review and approval. Such reimbursement may not be paid prior to the Fund’s payment of current ordinary operating expenses.”;

And

All references to “Samson Capital Advisors, LLC” are hereby replaced with “Fiera Capital Inc.”;

and

Schedule A of the Agreement is hereby superseded and replaced with Amended Schedule A attached hereto, for the sole purpose of reflecting a change to the name of the Samson STRONG Nations Currency Fund to “Fiera Capital STRONG Nations Currency Fund”

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

TRUST FOR PROFESSIONAL MANAGERS on behalf its series listed on Schedule A	FIERA CAPITAL INC.

By: /s/ John P. Buckel	By: /s/ Stephen A. McShea
Name: John P. Buckel	Name: Stephen A. McShea
Title: President	Title: General Counsel

Amended Schedule A
to the

TRUST FOR PROFESSIONAL MANAGERS

INVESTMENT ADVISORY AGREEMENT

with

FIERA CAPITAL INC.

Series or Fund of Trust for Professional Managers	Annual Fee Rate as a Percentage of Average Annual Net Assets
Fiera Capital STRONG Nations Currency Fund	0.70%